UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-1150

Verizon New England Inc.

(Exact name of registrant as specified in its charter)

185 Franklin Street, Boston, Massachusetts 02110

Telephone: (617) 743-9800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.	Seven Year 7.65% Debentures, due June 15, 2007
2.	Ten Year 5.875% Notes due April 15, 2009
3.	Thirty Year 6 7/8% Debentures, due October 1, 2023
4.	Forty Year 7 7/8% Debentures, due November 15, 2029
5.	6.50% Debentures, Series A, due 2011
6.	4.750% Debentures, Series C, due 2013

(Title of each class of securities covered by this Form)

7% Debentures, Series B, due 2042

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

1.	Seven Year 7.65% Debentures, due June 15, 2007	88

2.	Ten Year 5.875% Notes due April 15, 2009	97
3.	Thirty Year 6 7/8% Debentures, due October 1, 2023	82
4.	Forty Year 7 7/8% Debentures, due November 2029	96

5.	6.50% Debentures, Series A, due 2011	123

6.	4.750% Debentures, Series C, due 2013	59

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon New England Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2004	VERIZON NEW ENGLAND INC.

	By:	/S/ EDWIN F. HALL

Edwin F. Hall Controller